Exhibit 99.3

Operating and Financial Review and Prospects

The following discussion and analysis is based on and should be read in conjunction with our unaudited condensed consolidated interim financial statements for the six month period ended June 30, 2014 furnished herewith as Exhibit 99.1 and in conjunction with our consolidated financial statements, including the related notes, and the other financial information included in our annual report on Form 20-F for the year ended December 31, 2013, or the Annual Report, filed with the Securities and Exchange Commission, or SEC, on March 31, 2014. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and in the Annual Report.

IFRS

Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the IASB, which differ in certain respects from U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

Overview

We are in the business of energy and infrastructure and our operations mainly include production of renewable and clean energy. We own sixteen photovoltaic plants, or PV Plants, that are connected to their respective national grids and operating as follows: (i) twelve photovoltaic plants in Italy with an aggregate installed capacity of approximately 22.6 MWp, (ii) three photovoltaic plants in Spain with an aggregate installed capacity of approximately 5.6 MWp and (iii) 85% of one photovoltaic plant in Spain with a installed capacity of approximately 2.3 MWp. In addition, we indirectly own 7.5% of Dorad Energy Ltd., or Dorad, which owns an approximate 800 MWp bi-fuel operated power plant in the vicinity of Ashkelon, Israel (and an option to increase our indirect holdings in Dorad under certain conditions to 9.375%).

The following table includes information concerning our PV Plants:

PV Plant Title	Installed Capacity1	Location	Technology of Panels	Connection to Grid	FiT (€/kWh) 2	Revenue in the six months ended June 30, 2013 (in thousands)3	Revenue in the six months ended June 30, 2014 (in thousands)3
“Troia 8”	995.67 kWp	Province of Foggia, Municipality of Troia, Puglia region, Italy	Fix	January 14, 2011	0.346	$400	$369
“Troia 9”	995.67 kWp	Province of Foggia, Municipality of Troia, Puglia region, Italy	Fix	January 14, 2011	0.346	$403	$377
“Del Bianco”	734.40 kWp	Province of Macerata, Municipality of Cingoli, Marche region, Italy	Fix	April 1, 2011	0.346	$209	$259
“Giaché”	730.01 kWp	Province of Ancona, Municipality of Filotrano, Marche region, Italy	Duel Axes Tracker	April 14, 2011	0.346	$296	$306
“Costantini”	734.40 kWp	Province of Ancona, Municipality of Senigallia, Marche region, Italy	Fix	April 27, 2011	0.346	$258	$275
“Massaccesi”	749.7 kWp	Province of Ancona, Municipality of Arcevia, Marche region, Italy	Duel Axes Tracker	April 29, 2011	0.346	$289	$323
“Galatina”	994.43 kWp	Province of Lecce, Municipality of Galatina, Puglia region, Italy	Fix	May 25, 2011	0.346	$406	$344

PV Plant Title	Installed Capacity1	Location	Technology of Panels	Connection to Grid	FiT (€/kWh) 2	Revenue in the six months ended June 30, 2013 (in thousands)3	Revenue in the six months ended June 30, 2014 (in thousands)3
“Pedale (Corato)”	2,993 kWp	Province of Bari, Municipality of Corato, Puglia region, Italy	Single Axes Tracker	May 31, 2011	0.289	$1,227	$1,173
“Acquafresca”	947.6 kWp	Province of Barletta-Andria-Trani, Municipality of Minervino Murge, Puglia region, Italy	Fix	June 2011	0.291	$325	$295
“D‘Angella”	930.5 kWp	Province of Barletta-Andria-Trani, Municipality of Minervino Murge, Puglia region, Italy	Fix	June 2011	0.291	$317	$292
“Soleco”	5,923.5 kWp	Province of Rovigo, Municipality of Canaro, Veneto region, Italy	Fix	August 2011	0.238	$-4	$1,570
“Tecnoenergy”	5,899.5 kWp	Province of Rovigo, Municipality of Canaro, Veneto region, Italy	Fix	August 2011	0.238	$-4	$1,508
“Rinconada II”5	2,275 kWp	Municipality of Córdoba, Andalusia, Spain	Fix	July 2010	N/A (the FiT for 2013 was 0.322162)6	$710	$440
“Rodríguez I”	1,675 kWp	Province of Murcia, Spain	Fix	November 2011	N/A6	$-7	$-7
“Rodríguez II”	2,691 kWp	Province of Murcia, Spain	Fix	November 2011	N/A6	$-7	$-7
“Fuente Librilla”	1,248 kWp	Province of Murcia, Spain	Fix	June 2011	N/A6	$-7	$-7
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1. The actual capacity of a photovoltaic plant is generally subject to a degradation of 0.5%-0.7% per year, depending on climate conditions and quality of the solar panels.

2. In addition to the Feed in Tariff, or FiT, payment, our Italian PV Plants are eligible to receive the price paid for the electricity generated by the plant (“ritiro dedicato”) equal to the applicable electricity market price. Until December 31, 2013 Italian PV plants with a capacity under 1 MW were eligible to receive a minimum market price guarantee, as a function of supply and demand, on an hourly basis for different zones within Italy. Resolution no. 618/2013/R/EFR dated December 19, 2013 set a replacement, starting January 1, 2014, of the minimum guaranteed prices with the zonal hourly prices set out for each specific area (so called prezzi zonali orari, i.e. the average monthly price, correspondent to each hour, as resulting from the electric market price on the area where the PV plant is located).

3.  Due to regulatory changes in Italy, principally Law 116/2014, which generally provides for a decrease in the FiT guaranteed to existing photovoltaic plants commencing January 1, 2015, these results are not indicative of our results in future periods. These results are also not indicative of future results due to other various factors, including changes in the climate and the degradation of the solar panels. For more information concerning recent regulatory changes see note 9 to our unaudited condensed consolidated interim financial statements as at June 30, 2014.

4.  The acquisition of this PV Plant was consummated on June 26, 2013 and therefore revenues for the period prior to consummation of the acquisition are not reflected herein and in our results for the six months ended June 30, 2013.

5.   This PV Plant is 85% owned by us.

6.  Due to regulatory changes in Spain, principally RDL 9/2013, which replaced the remunerative regime for owners of a renewable installation, these results are not indicative of our results in future periods. For more information concerning recent regulatory changes see note 9 to our unaudited condensed consolidated interim financial statements as at June 30, 2014.

7.  As the acquisition of these PV Plants was consummated after the balance sheet date, revenues for these PV Plants are not reflected in these amounts and in our results for such periods.

Our ordinary shares are listed on the NYSE MKT under the symbol ELLO and on the Tel Aviv Stock Exchange under the symbol ELOM. The address of our registered office is 9 Rothschild Blvd., Tel Aviv, Israel.

Certain Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our unaudited condensed consolidated interim financial statements, which have been prepared in accordance with IFRS. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. These policies are most important for the fair portrayal of our financial condition and results of operations and are those that require our management to make difficult, subjective and complex judgments, estimates and assumptions, based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the condensed consolidated interim financial statements, as well as the reported amounts of expenses during the periods presented. Actual results could differ from those estimates.

As a result of the significant funds raised in Israel in the beginning of 2014 and the related currency interest rate swap transactions used to exchange the NIS denominated Series A Debentures notional principle with a Euro notional principal (described below and in note 8 to our unaudited condensed consolidated interim financial statements as at June 30, 2014), together with the increasing influence of the Euro over the primary economic environment in which we operate and the increase in our holdings of photovoltaic operations in Italy and Spain, we re-evaluated our functional currency. Consequently, our management determined that our functional currency changed from the U.S. Dollar to the Euro with effect from January 1, 2014. The change of our functional currency has been accounted for prospectively in accordance with IAS 21 “The Effects of changes in Foreign Exchange Rates.” Items included in the financial statements of each of our subsidiaries and associates are measured using their functional currency. We elected the U.S. dollar as our presentation currency.

The critical accounting policies described in Item 5 of our Annual Report and in notes 2 and 3 of our unaudited condensed consolidated interim financial statements as at June 30, 2014, are those that require management’s more significant judgments and estimates used in the preparation of our condensed consolidated interim financial statements.

Results of Operations

Six Months Ended June 30, 2014 Compared with Six Months Ended June 30, 2013

Revenues were approximately $7.5 million for the six months ended June 30, 2014, compared to approximately $4.8 million for the six months ended June 30, 2013. Operating expenses were approximately $1.5 million for the six months ended June 30, 2014, compared to approximately $0.9 million for the six months ended June 30, 2013. Depreciation expenses were approximately $2.6 million for the six months ended June 30, 2014, compared to approximately $1.4 million for the six months ended June 30, 2013. These increases resulted from the acquisition of two photovoltaic plants in the Veneto Region, Italy, or the Veneto PV Plants, on June 26, 2013.

Impairment charges were approximately $0.6 million for the six months ended June 30, 2014, compared to $0 for the six months ended June 30, 2013. Due to regulatory changes in Italy, principally Law 116/2014 providing for a decrease in the FiT guaranteed to existing photovoltaic plants, the Company examined the recoverability of its photovoltaic plants in Italy. As the book value as at June 30, 2014 of some of the photovoltaic plants exceeded their recoverable amount, the Company recognized in those cases impairment charges. For more information see note 5 to our unaudited condensed consolidated interim financial statements as at June 30, 2014.

General and administrative expenses were approximately $2.3 million for the six months ended June 30, 2014, compared to approximately $1.3 million for the six months ended June 30, 2013. The increase compared to the corresponding period in 2013 resulted mainly from the inclusion in the general and administrative expenses for the corresponding period in 2013 of proceeds from a bond received from a contractor of four of our photovoltaic plants that entered into insolvency proceedings, in the amount of approximately $0.6 million, which offset general and administrative expenses for that period. In addition, the general and administrative expenses for the six months ended June 30, 2014 include expenses that were not included in the corresponding period in 2013, mainly executive officers’ bonuses, an increase in management fees, and expenses in connection with a pre-bid agreement executed with respect to a joint offer to acquire participating interests in two exploration and drilling licenses off-shore Israel.

Share of losses of equity accounted investees, after elimination of intercompany transactions, was approximately $0.2 million in the six months ended June 30, 2014, compared to approximately $0.2 million in the six months ended June 30, 2013.

Other income was approximately $1.8 million for the six months ended June 30, 2014, compared $2.6 million for the six months ended June 30, 2013.  Other Income for the six months ended June 30, 2014 was primarily attributable to compensation to be received in connection with a pumped storage project in the Gilboa, Israel. For more information see note 9 to our unaudited condensed consolidated interim financial statements as at June 30, 2014. Other Income for the six months ended June 30, 2013 was primarily attributable to the fair value measurement of options to acquire additional shares of U. Dori Energy Infrastructures Ltd., or Dori Energy.

Gain on bargain purchase was $0 for the six months ended June 30, 2014 compared to approximately $10.2 million for the six months ended June 30, 2013. The gain on bargain purchase for the six months ended June 30, 2013 resulted from the consummation on June 26, 2013 of the acquisition of the Veneto PV Plants. The final consideration paid for the Veneto PV Plants and the related licenses was approximately Euro 23.5 million (approximately $30.7 million). The Veneto PV Plants were acquired in a tender process from Solibra Solar Solutions GmbH, or Solibra, a German company in insolvency proceedings. The factors that we believe contributed to bargain purchase price were: (a) as noted, the seller was in insolvency proceedings and was therefore under pressure to realize the assets and repay its creditors; (b) for various reasons, including the complexity of a cross-border transaction (with due diligence efforts required in both Italy and Germany), a limited number of bids were submitted, and only a few of those were actually considered; (c) one of the critical considerations upon which the liquidator selected the top proposals was the issue of funding, with preference provided to proposals that included full self-financing over proposals that included obtaining financing as a condition on the part of the bidder, and our bid was not conditioned on obtaining additional financial resources in order to fully fund the purchase price; (d) the liquidator was interested in selling the two plants together, mainly due to the complexity of splitting the existing contracts between the two plants (insurance contracts, security, maintenance, etc.) and for reasons of efficiency and time constraints, and our bid entailed the purchase of both plants; (e) we were already familiar with the Veneto PV Plants due to our interest in acquiring them in the past, and therefore we could more easily complete the due diligence process and structure a bid that would be acceptable to the liquidator; and (f) due to the limited number of bids considered by the liquidator, we were also able to enter into direct negotiations with the liquidator following the tender process, which eventually resulted in an additional price reduction as the liquidator believed a further reduction would contribute to the efficient consummation of the acquisition. We believe that these factors, combined with our experience in the Italian photovoltaic field and our familiarity with the Veneto PV Plants, provided the liquidator with the assurance that the transaction, if executed with us, would be consummated swiftly and efficiently. Taking into account the liquidator’s interest in realizing the assets under receivership and advancing the insolvency proceedings, the liquidator was willing to sell the Veneto PV Plants to us at a bargain price.

Financing expenses, net were approximately $2.5 million in the six months ended June 30, 2014, compared to approximately $0.3 million in the six months ended June 30, 2013. Approximately $1.5 million of the increase in financing expenses was attributable to the fair value measurement of swap contracts, approximately $1 million is due to expenses in connection with the repayment of a loan by a wholly-owned Italian subsidiary of the Company and termination of related swap contract and approximately $0.9 million is attributable to interst payments made in connection with our Series A Debentures issued in 2014. The increase in financing expenses, net was partially offset by income from exchange rate differences in 2014 compared to expenses in 2013 on cash and cash equivalents, short-term bank loans and Series A Debentures denominated in foreign currencies.

Taxes on income were approximately $0.1 million in the six months ended June 30, 2014, compared to approximately $0.8 million in the six months ended June 30, 2013. This decrease in taxes on income compared to the corresponding period in 2013 resulted mainly from increased tax expenses in the corresponding period in 2013 due to the inclusion in the general and administrative expenses of proceeds from a bond received from a contractor of four of our photovoltaic plants that entered into insolvency proceedings. In addition, increased expenses in connection with the repair of a land slide in one of our Italian PV plants and deferred tax income in connection with impairment charges both resulted in lower tax expenses in the six months ended June 30, 2014.

Other comprehensive loss from foreign currency translation differences from foreign operations were approximately $1 million in the six months ended June 30, 2014, compared to income of approximately $0.5 million in the six months ended June 30, 2013. Income (loss) from foreign currency translation resulted from the revaluation of the Euro against the U.S. dollar and the revaluation of the NIS against the U.S. dollar. Our total comprehensive loss for the six months ended June 30, 2014 was approximately $1.6 million, compared to total comprehensive income of approximately $13.3 million in the six months ended June 30, 2013. The total comprehensive income for the six months ended June 30, 2013 was primarily due to gain on bargain purchase in the amount of approximately $10.2 million recorded in connection with the acquisition of the Veneto PV Plants, approximately $2.6 million income in connection with the fair value measurement of an option to purchase additional shares of Dori Energy and approximately $1.2 million financing income attributable to the fair value measurement of swap contracts.

Impact of Inflation, Devaluation and Fluctuation of Currencies

We hold cash and cash equivalents, restricted cash and short-term deposits in various currencies, including US$, Euro and NIS. Our investments in the Italian and Spanish PV Plants and in Dori Energy are denominated in Euro and NIS. Our Series A Debentures are denominated in NIS and the interest and principal payments are made in NIS and the financing we have obtained in connection with six of our PV Plants bears interest that is based on EURIBOR rate. We therefore are affected by changes in the prevailing Euro/U.S. dollar and Euro/NIS exchange rates. As more fully detailed under “Disclosure about Market Risk” below and in notes 8 and 10 of our unaudited condensed consolidated interim financial statements as at June 30, 2014, we entered into various swap transactions in order to minimize our currency risks. We cannot predict the rate of appreciation/depreciation of the NIS or the U.S. dollar against the Euro in the future, and whether these changes will have a material adverse effect on our finances and operations.

The table below set forth the annual and semi-annual rates of revaluation (or devaluation) of the NIS against the Euro and of the U.S. dollar against the Euro.

	Year ended December 31,		Six months ended June 30,
	2013	2012	2014	2013
Revaluation (Devaluation) of the NIS against the Euro	(2.8)%	(0.4)%	(1.8)%	(4.1)%
Revaluation (Devaluation) of the U.S. Dollar against the Euro	(4.3)%	(2)%	0.9%	1%

The semi-annual rate of inflation in Israel was 2% in the six months ended June 30, 2013 and it decreased to 0% in the six months ended June 30, 2014.

The representative Euro exchange rate was U.S. dollar 1.3 for one Euro on June 30, 2013, and U.S. dollar 1.37 for one Euro on June 30, 2014. The average exchange rates for converting the U.S. dollar to Euro during the six-month periods ended June 30, 2013 and 2014 were U.S. dollar 1.31 and 1.37 for one Euro, respectively. The exchange rate as of September 15, 2014 was U.S. dollar 1.29 for one Euro.

The representative Euro exchange rate was NIS 4.72 for one Euro on June 30, 2013, and NIS 4.69 for one U.S. dollar on June 30, 2014. The average exchange rates for converting the NIS to Euro during the six-month periods ended June 30, 2013 and 2014 were NIS 4.82 and 4.77 for one Euro, respectively. The exchange rate as of September 15, 2014 was NIS 4.69 for one Euro.

For information concerning our functional currency see note 2 to our unaudited condensed consolidated interim financial statements as at June 30, 2014.

Governmental Economic, Fiscal, Monetary or Political Policies or Factors that have or could Materially Affect our Operations or Investments by U.S. Shareholders

Governmental Regulations Affecting the Operations of our PV Plants

Our PV Plants are subject to comprehensive regulation and we sell the electricity produced by our PV Plants for rates determined by governmental legislation and to local governmental entities. Any change in the legislation that affects PV plants such as our PV Plants could materially adversely affect our results of operations.  The recent economic crisis in Europe and specifically in Italy and Spain could cause the applicable legislature to reduce benefits provided to operators of PV plants or to revise the Feed-in-Tariff system that currently governs the sale of electricity in Italy and Spain.

In August 2014 a new law, or Law 116/2014, was approved in Italy, providing for a decrease in the FiT guaranteed to existing photovoltaic plants with installed capacity of more than 200 kW. For more information concerning Law 116/2014 and other regulatory information see note 9 of our unaudited condensed consolidated interim financial statements as at June 30, 2014 and “Item 3.D: Risk Factors - Risks Related to the PV Plants” and “Item 4.B: Material Effects of Government Regulations on the PV Plants” of our Annual Report.

Effective Israeli Corporate Tax Rate

Israeli companies are generally subject to company tax on their taxable income. The applicable rate was 26% in 2009, 25% in 2010 and 24% in 2011, and was scheduled to be reduced gradually to 18% by 2016. However, due to amendments introduced in December 2011 to the Israeli Income Tax Ordinance, the rate commencing January 1, 2012 was set at 25% and due to recent amendments from August 2013, the corporate tax rate was raised by 1.5% to a rate of 26.5% as from January 1, 2014.

Liquidity and Capital Resources

As of September 15, 2014, we held approximately $38.7 million in cash and cash equivalents, approximately $0.3 million in short-term restricted cash, approximately $4 million in short-term deposits and approximately $4.3 million in long-term restricted cash.

Although we now hold the aforementioned funds, we may need additional funds if we seek to acquire certain new businesses and operations. If we are unable to raise funds through public or private financing of debt or equity, we will be unable to fund certain business combinations that could ultimately improve our financial results. We cannot ensure that additional financing will be available on commercially reasonable terms or at all.

We entered into various financing agreements in connection with the financing of six of our PV Plants (of which a loan from Unicredit S.p.A with respect to two of our PV Plants was repaid in 2014) and the financing of our portion of Dori Energy’s obligations to Dorad. We also secured short term bank financing in connection with the financing of our PV operations from Leumi USA (that was repaid during 2013). In addition, during 2013 we entered into a loan agreement with Israel Discount Bank Ltd. or the Discount Loan Agreement (that was repaid as of June 30, 2014), and in January 2014 we issued the Series A Debentures. For more information concerning the various financing agreements we entered into and our Series A Debentures, please refer to Item 5 of our Annual Report and to notes 6, 7 and 8 to our unaudited condensed consolidated interim financial statements as at June 30, 2014.

 We currently have no commitments for additional financing, however we intend to finance the remainder of our PV Plants by bank loans or other means of financing.

As of June 30, 2014 we had a working capital of approximately $36.2 million. In our opinion, our working capital is sufficient for our present requirements.

We currently invest our excess cash in cash and cash equivalents that are highly liquid and in short term deposits.

At June 30, 2014, we held approximately $42.9 million in cash and cash equivalents, approximately $0.3 million in short-term restricted cash and approximately $4.3 million in long-term restricted cash, compared with approximately $7.2 million in cash and cash equivalents, approximately $5.6 million in short-term restricted cash, approximately $5.2 million in short-term deposits and approximately $4.3 million in long-term restricted cash we held at December 31, 2013. The increase in cash and cash equivalents is mainly attributable to the proceeds received from the issuance of our Series A Debentures in January 2014 and the issuance of additional Series A Debentures in June 2014.

As of June 30, 2014, we had recorded commitments for capital expenditures in the amount of approximately $2 million for services that were substantially preformed in connection with agreements entered into during 2010 through 2011. In addition, we had capital expenditures in the amount of approximately $13 million for the purchase of three photovoltaic (solar) plants with installed capacity of approximately 5.6 MWp in the aggregate (see note 11 to our unaudited condensed consolidated interim financial statements as at June 30, 2014). We anticipate using our cash assets and financing from third party financing entities (especially in connection with the financing of our Italian PV Plants) in order to meet such commitments.

Cash flows

The following table summarizes our cash flows for the periods presented:

	Six months ended June 30,
	2014	2013
	(U.S. dollars in thousands)
Net cash (used in) provided by operating activities	91	(1,246)
Net cash provided by (used in) investing activities	5,916	(41,555)
Net cash provided by financing activities	30,285	11,033
Exchange differences on balances of cash and cash equivalents	(637)	108
Increase (decrease) in cash and cash equivalents	35,655	(31,660)
Cash and cash equivalents at beginning of period	7,238	33,292
Cash and cash equivalents at end of period	42,893	1,632

Operating activities

In the six months ended June 30, 2014, we had a net loss of approximately $0.5 million. Net cash provided by operating activities was approximately $0.1 million.

In the six months ended June 30, 2013, we had net income of approximately $12.8 million. Net cash used in operating activities was approximately $1.2 million, primarily due to a delay in the collection of income from electricity in connection with our Italian PV Plants that was collected subsequent to June 30, 2013.

Investing activities

Net cash provided by investing activities was approximately $5.9 million in the six months ended June 30, 2014, primarily due to restricted cash that was released following the repayment of loans and release of short term deposits, partially offset by the grant of long-term loans to an investee.

Net cash used in investing activities was approximately $41.5 million in the six months ended June 30, 2013, primarily due to acquisition of subsidiaries. The acquisition of two photovoltaic plants in the Veneto Region, Italy occurred on June 26, 2013 and the final consideration paid for the Veneto PV Plants and the related licenses was approximately Euro 23.5 million (approximately $30.7 million).

Financing activities

Net cash provided by financing activities in the six months ended June 30, 2014 was approximately $30.3 million, primarily due to funds raised in connection with issuances of our Series A Debentures in January 2014 and June 2014, net of repayments of long-term bank loans and financial lease obligations.

Net cash provided by financing activities in the six months ended June 30, 2013 was approximately $11 million, primarily due to the Discount Loan Agreement entered into in June 2013, net of repayments of long term bank loans and financial lease obligations.

In January 2014, we issued NIS 120 million (approximately $34.4 million, as of the issuance date) of unsecured non-convertible Series A Debentures through a public offering that was limited to residents of Israel. In June 2014 we issued an additional NIS 80.341 million (approximately $23.3 million, as of the issuance date) Series A Debentures to Israeli classified investors in a private placement. The aggregate net proceeds received in connection with the offering of our Series A Debentures during the six months ended June 30, 2014 were approximately NIS 193.6 million (approximately $55.8 million).

As of June 30, 2014, we were not in default of any financial covenants under the agreements with, Centrobanca and Leasint, or under the Deed of Trust for our Series A Debentures.

As of June 30, 2014, our total current assets amounted to approximately $49.5 million, out of which approximately $42.9 million was in cash and cash equivalents, compared with total current liabilities of approximately $13.2 million. Our assets held in cash equivalents are held in money market accounts and short-term deposits, substantially all of which are highly liquid investments that are readily convertible to cash with original maturities of three months or less at the date acquired.

As of June 30, 2013, our total current assets amounted to approximately $22.5 million, out of which approximately $7.2 million was in cash and cash equivalents and $5.2 in short-term deposits, compared with total current liabilities of approximately $27 million.

The increase in our cash balance is mainly attributable to the issuances of our Series A Debentures in January and June 2014.

Contractual Obligations

As of June 30, 2014, except for the short-term and long-term financing obtained through June 30, 2014 as described above (including the Series A Debenture issuances), there have been no material changes to the contractual obligations we disclosed in our Annual Report.

Disclosure about Market Risk

We are exposed to a variety of risks, including foreign currency fluctuations and changes in interest rates. We regularly assess currency and interest rate risks to minimize any adverse effects on our business as a result of those factors and periodically use hedging transactions in order to attempt to limit the impact of such changes.

We hold cash and cash equivalents, restricted cash and short-term deposits in various currencies, including US$, Euro and NIS. Our investments in the Italian and Spanish PV Plants are denominated in Euro and in Dori Energy are denominated in NIS, the financing we have obtained in connection with six of our PV Plants bears interest that is based on EURIBOR rate and our Series A Debentures are denominated in NIS.

Inflation and Fluctuation of Currencies

We utilized certain foreign currency interest rate swap contracts to manage the foreign exchange risk resulting from Series A Debentures denominated in NIS and our Euro based PV operations. In the future, we may enter into additional forward foreign currency exchange or other derivatives contracts to further hedge our exposure to foreign currency exchange rates.

Interest Rate

As detailed in our Annual Report, we utilize interest rate swap derivatives to convert certain floating-rate debt to fixed-rate debt. Our interest rate swap derivatives involve an agreement to pay a fixed-rate interest and receive a floating-rate interest, at specified intervals, calculated on an agreed notional amount that matches the amount of the original loan and paid on the same installments and maturity dates. In the future, we may enter into additional interest rate swaps or other derivatives contracts to further hedge our exposure to fluctuations in interest rates.

For sensitivity analyses and more information concerning hedging transaction see note 10 of our unaudited condensed consolidated interim financial statements as at June 30, 2014.

Forward-Looking Statements

With the exception of historical facts, the matters discussed in this report and the financial statements attached hereto are forward-looking statements. Forward-looking statements may relate to, among other things, future actions, future performance generally, business development activities, future capital expenditures, strategies, the outcome of contingencies such as legal proceedings, future financial results, financing sources and availability and the effects of regulation and competition. When we use the words “believe,” “intend,” “expect,” “may,” “will,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties or include statements that do not relate strictly to historical or current facts, we are making forward-looking statements.

Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Please see Item 3.D. “Risk Factors” in our Annual Report, in which we have identified important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider the said section to be a complete discussion of all potential risks or uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements.

We warn you that forward-looking statements are only predictions. Actual events or results may differ as a result of risks that we face. Forward-looking statements speak only as of the date they were made and we undertake no obligation to update them.